

Mail Stop 4720

October 23, 2015

Timothy J. Matteson
General Counsel
Lakeland Bancorp, Inc.
250 Oak Ridge Road
Oak Ridge, NJ 07438

> **Re:** **Lakeland Bancorp, Inc.**
> **Registration Statement on Form S-4**
> **Filed October 13, 2015**
> **File No. 333-207390**

Dear Mr. Matteson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. We note your disclosure on page 77 that if Lakeland's stock price falls below a certain floor, subject to certain conditions, Lakeland would have the option of increasing the consideration payable to Pascack shareholders by increasing the exchange ratio. Please revise your disclosure on the cover page to state that the completion of the merger is subject to a floor price which, if reached prior to completion of the merger, could result in more Lakeland shares being issued or the merger being terminated. Additionally, please provide a representative value of the aggregate merger consideration as of the most recently practicable date.

Summary

2. We note that shares of Pascack Series C Preferred Stock will be converted into the right to receive shares of Lakeland common stock prior to completion of the merger as set out in Section 1.4 of the merger agreement. Please briefly describe the manner in which the conversion ratio for the Series C Preferred Stock will be determined as well as the actual conversion ratio as of a recently practicable date. If the conversion rate is different than the disclosure on page C-26 in footnote 11, briefly describe why.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Josh Samples, Staff Attorney, at (202) 551-3199 or me at (202) 551-3434 with any questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Staff Attorney
Office of Financial Services

cc: Peter Ehrenberg
Lowenstein Sandler LLP